RAYTECH HOLDING LIMITED

June 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Re:	Raytech Holding Limited
Registration Statement on Form F-1, as amended
File No. 333-287842
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Raytech Holding Limited hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on June 30, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

Raytech Holding Limited

By:	/s/ Ching Tim Hoi
Ching Tim Hoi
Chief Executive Officer